SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1999 Commission File Number 1-5480
A. Full title of the plan and address of the plan:

EMPLOYEES' RETIREMENT SAVINGS PLAN FOR THE

PRECISION STAMPING DIVISION OF

ELCO TEXTRON INC.
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

TEXTRON INC.

40 Westminster Street

Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Auditors
Statement of Assets Available for Benefits for each of
the two years ended December 31, 1999 and 1998
Statement of Changes in Assets Available for Benefits
for each of the two years ended December 31, 1999 and 1998
Notes to financial statements

Supplemental Schedule:

 Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

The Consent of Independent Auditors is filed as an exhibit to this Annual Report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

EMPLOYEES' RETIREMENT SAVINGS PLAN FOR THE PRECISION STAMPING DIVISION OF ELCO TEXTRON INC.

ELCO TEXTRON INC., Plan Administrator

By:/s/Robert Hammes

Secretary

Date: June 26, 2000

 Financial Statements
and Supplemental Schedule

 Employees' Retirement Savings Plan
for the Precision Stamping Division
of Elco Textron Inc.

Years ended December 31, 1999 and 1998

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Financial Statements
and Supplemental Schedule
Years ended December 31, 1999 and 1998

Contents

Report of Independent Auditors......................................................................................1

Financial Statements

 Supplemental Schedule

Schedule H, Line 4i, Schedule of Assets Held for Investment Purposes
  at End of Year.........................................................................................................................................................9

Report of Independent Auditors

Administrative Committee
Employees' Retirement Savings Plan for the Precision Stamping
      Division of Elco Textron Inc.

We have audited the accompanying statements of assets available for benefits of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

May 11, 2000

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

 Statements of Assets Available for Benefits
	December 31
	1999	1998
Assets
Investments, at fair value	$9,290,699	$7,573,389

Receivables:
Participant contributions	45,257	47,060
Employer's contributions	7,311	7,737
Total receivables	52,568	54,797
Assets available for benefits	$9,343,267	$7,628,586

See accompanying notes.

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	1999	1998
Additions:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$1,069,559	$ 364,590
Interest and dividends	533,621	453,041
	1,603,180	817,631
Contributions:
Participants	513,913	498,402
Employer	83,454	80,902
	597,367	579,304

Total additions	2,200,547	1,396,935

Deductions:
Benefits paid to participants	484,965	148,186
Administrative expenses	901	1,431
Other	-	(2,107)
Total deductions	485,866	147,510
Net increase	1,714,681	1,249,425

Assets available for benefits at beginning of year	7,628,586	6,379,161
Assets available for benefits at end of year	$9,343,267	$ 7,628,586

 See accompanying notes.

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Notes to Financial Statements

Year ended December 31, 1999 and 1998

1.   Description of the Plan

 The following brief description of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and Plan document for more complete information.

 General

The Plan is a defined contribution plan formed to provide a retirement savings plan to employees of the Precision Stamping Division of Elco Textron Inc. (the Company). The Plan provides for participant tax-deferred savings under Section 401(k) of the Internal Revenue (IRC) and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). All employees of the Company are eligible to participate in the Plan after completing one year of service, as defined in the Plan. The Plan is administered by an administrative committee consisting of not fewer than three members selected by the Board of Directors of the Company.

Vesting and Forfeitures

Participants are immediately vested in the value of their contributions and related allocation of trust income or loss.

Participants become fully vested in the value of contributions made by the Company and related allocations of trust income or loss after five years of credited service.

Any forfeitures are allocated to remaining Plan participants.

Contributions

Active participants may contribute up to 14% of their pre-tax compensation, as defined by the Plan, subject to dollar limitations of $10,000 in 1999 and 1998. The Plan provides for an employer matching contribution of 25% of a participant's contribution, not to exceed 1% of the participant's compensation. The Plan also provides for discretionary Company contributions. The Company made no discretionary contributions in 1999 and 1998.

Investment Options

Participants are allowed to direct Company and employee contributions (and related earnings) in 10% increments in any of six investment fund options. Participants may change their investment options quarterly.

 Participant Accounts

 Employee contributions and the Company's matching contribution are allocated to each respective participant account. The additional Company contribution, if any, is allocated to participant accounts based on participant compensation, as defined by the Plan, and their years of service in relation to the total of such amounts for all participants.

 The allocation of Plan income or loss to participants is made in the same ratio that a participant's account bears to the sum of the balances of all participants' accounts, taking into consideration the dates on which additional contributions and withdrawals are made. Participant account balances are valued daily by the Plan's recordkeeper based on the value of the number of shares owned in each investment fund.

 Benefit Payments

 The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

 Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance relating to participant contributions only. Loan terms range from 1-5 years or longer if for the purchase of a home. The loans are secured by the balance in the participant's account and bear interest at the current prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

2.   Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. Shares of Textron Inc. common stock are valued based on quoted market values. Money market funds are reported at cost which approximates fair value. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are generally paid by Elco.

Reclassification

The Plan has adopted Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters” for the 1999 financial statement presentation. Accordingly, 1998 amounts have been reclassified to conform with Statement of Position 99-3.

3.   Plan Termination

 Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants become 100% vested in their accounts.

 4.   Investments

The Plan's investments were held by a Trustee in a bank-administered trust fund. Effective October 1, 1998, Trustee responsibilities and all Plan assets were transferred from National City Bank to Putnam Fiduciary Trust Company (Putnam).

 The fair value of individual investments that exceed five percent of the Plan's assets at December 31, is as follows:
	1999	1998

Textron Inc.--common stock	$1,186,232	$1,127,621
The George Putnam Fund of Boston	1,336,231	1,359,075
Putnam Voyager Fund	2,819,285	1,971,150
One Group Equity Index Fund	2,807,392	-
One Group Prime Money Market Fund	928,576	-
Pegasus Equity Index Fund	-	2,297,028
Pegasus Money Market Fund	-	636,885

 During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value, as follows:
	Year ended December 31
	1999	1998
Investments at fair value as determined by quoted market prices:
Mutual funds	$1,060,147	$ 174,550
Textron Inc.--common stock	9,412	190,040
	$1,069,559	$ 364,590

5.   Income Tax Status

 The Plan has received a determination letter from the Internal Revenue Service dated April 6, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

 Employer Identification Number 36-1033080
Plan Number 012

 Schedule H, Line 4i, Schedule of Assets Held for Investment Purposes
at End of Year

 December 31, 1999

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Current Value

One Group Prime Money Market Fund*	928,576 units	$ 928,576
One Group Bond Fund*	742 shares	7,442
One Group Equity Index Fund*	83,728 shares	2,807,392
Putnam Voyager Fund*	89,218 shares	2,819,285
The George Putnam Fund of Boston*	81,927 shares	1,336,231
Textron Inc.*	15,468 shares	1,186,232
Participant notes receivable*	7.9% to 9.5%	205,541
		$9,290,699

* Indicates a party-in-interest to the Plan.